UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

May 13, 2002

3DLABS INC., LTD.

(Exact name of registrant as specified in its charter)

Bermuda
(Jurisdiction of incorporation or organization)

Reid Hall
Hamilton HM11, Bermuda
(Address of principal executive offices)

Not Applicable
(I.R.S. employer identification number)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F        Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

News Release

FOR IMMEDIATE RELEASE

Contact:

Hildy Shandell	Kimberley A. Stowe	Lillian Armstrong

EVP and CFO	Senior PR Manager	Managing Director,LHA

(408) 530-4718	(408) 530-4784	(415) 433-3777

hildy.shandell@3Dlabs.com	kims@3dlabs.com	larmstrong@lhai.com

3DLABS ANNOUNCES SHAREHOLDER APPROVAL OF ACQUISITION
Supreme Court of Bermuda Approves Acquisition

Hamilton, Bermuda, May 13, 2002 – 3Dlabs Inc., Ltd. (NASDAQ:TDDD) today announced that its shareholders approved the acquisition of the Company by Creative Technology Ltd. (NASDAQ: CREAF) by over 99% of those shareholders entitled to vote who cast their votes at meetings held on May 9, 2002 in Bermuda. The Company also announced that the Supreme Court of Bermuda had granted a final order approving the scheme of arrangement by which 3Dlabs will be acquired by Creative.

In the combination transaction, Creative will acquire all of 3Dlabs’ outstanding shares and 3Dlabs will thereby become a wholly-owned subsidiary of Creative. Each 3Dlabs shareholder will receive consideration per share equal to a cash payment of U.S. $1.20 plus stock equal to 0.205 of an ordinary share of Creative. The transaction is generally expected to be taxable to U.S. shareholders of 3Dlabs.

Completion of the combination remains conditional on customary closing conditions. The closing of the transaction is expected to occur this week.

About 3Dlabs

3Dlabs is a pioneer in graphics technology and supplies graphics accelerator solutions to professionals in Computer Aided Design (CAD), Digital Content Creation (DCC), and visual simulation markets. Its award-winning Oxygen and Wildcat graphics are available in the industry’s top OEM workstations, to the channel through an international distribution/reseller network, and directly to end-users at 3Dlabs’ online store. For more information on 3Dlabs, visit www.3dlabs.com.

Forward Looking Statements

This release contains forward looking statements that involve risks, uncertainties and assumptions, including predictions regarding satisfaction of closing conditions and the closing of the combination transaction. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, the results of 3Dlabs could differ materially from those expressed or implied by such forward looking statements, including the fact that acquisition of 3Dlabs by Creative may not occur. All statements other than statements of historical fact are statements that could be deemed forward looking statements.

3Dlabs, Oxygen and Wildcat are trademarks or registered trademarks of 3Dlabs
Ltd., 3Dlabs Inc., Ltd, or 3Dlabs Inc. in the United States and/or other countries.
All other trademarks are the properties of their respective owners.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

3DLABS INC., LTD.

By:	/s/ Hildy Shandell

Hildy Shandell Chief Financial Officer

Dated: May 13, 2002